X-Rite, Incorporated

May 3, 2006

Securities and Exchange Commission

Special Counsel

Office of Mergers and Acquisitions,

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0303

Attention: Celeste Murphy

Re:	X-Rite, Incorporated

Form S-4 filed on March 23, 2006

File No. 333-132669

Ladies and Gentlemen:

The undersigned, being the Registrant identified in Registration Statement No. 333-132669, as amended by Amendment No. 1 filed on May 1, 2006 and Amendment No. 2 filed on May 1, 2006 and as thereafter amended (the “Registration Statement”), requests pursuant to Rule 461 of the Securities Act of 1933 that the effective date for the Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern time on May 5, 2006, or as soon thereafter as practicable.

In addition, the Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

X-RITE, INCORPORATED

By:	/s/ Mary E. Chowning
Name:	Mary E. Chowning
Title:	Chief Financial Officer